MIRANDA GOLD CORP.

Suite 1410 – 800 West Pender Street

Vancouver, B.C.

V6C 2V6

June 1, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-1659

  Fax: (604) 689-1722

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA PERSONNEL CHANGES

Miranda Gold Corp. (“Miranda”) is pleased to report that Fiona Grant has been hired to handle our investor and shareholder relations functions.  Ms. Grant has been serving in this role on a part-time basis for the past several months while completing her marketing degree and she is ready and eager to work for Miranda on a full-time basis. The Board of Directors have granted her 50,000 stock options priced $1.70 being the close of market price on May 31, 2006.

Miranda announces that Aileen Lloyd has resigned from the Board of Directors and as Corporate Secretary of Miranda effective June 1, 2006.  Ms. Lloyd has been with Miranda for over twelve years and played a key role in the corporate administration of the Company during this period.  Miranda thanks Ms. Lloyd for her contributions over the years and wishes her well.  The Board has appointed Doris Meyer, Chief Financial Officer (“CFO”) of Miranda as CFO/Corporate Secretary.

Miranda plans to recruit a director with a financial background and public company experience to the Board of Directors.

Miranda is a gold exploration company focused on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends in Nevada. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S., Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com or contact Miranda Gold Corp., Fiona Grant, Investor Relations, Tel.: (604) 689-1659, Fax: (604) 689-1722, Email: mad@mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.